EXHIBIT 99.6

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Ballard Power Systems Inc.

We consent to the inclusion in this annual report on Form 40-F of:

•
our auditors' report dated March 9, 2010 on the consolidated balance sheets of Ballard Power Systems Inc. (the “Company”) as at December 31, 2009 and 2008, and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2009, and

•	our Report of Independent Registered Public Accounting Firm dated March 9, 2010 on the effectiveness of internal control over financial reporting as of December 31, 2009,

each of which is included in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2009.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-156553 and 333-161807) on Form S-8 of Ballard Power Systems Inc.

Chartered Accountants

Vancouver, Canada
March 18, 2010